SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO.     )*

School Specialty, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

807864103
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS

Lockheed Martin Investment Management Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Deleware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
77,818

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
- 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
77,818

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

1
The percentage used herein and in the rest of this Schedule 13G is calculated based upon 1,000,004 shares of Common Stock outstanding as of December 3, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on December 4, 2014.

1	NAMES OF REPORTING PERSONS

Lockheed Martin Corporation Master Retirement Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
- 0 -

	6	SHARED VOTING POWER
77,818

	7	SOLE DISPOSITIVE POWER
- 0 -

	8	SHARED DISPOSITIVE POWER
- 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
77,818

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.8%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
EP

Explanatory Note

This Schedule 13G is filed to report the Reporting Persons' ownership of Common Stock of School Specialty, Inc. (the "Common Stock").  The Reporting Persons' current beneficial ownership of Common Stock is set forth on the cover pages hereto.  As of December 31, 2013, the Reporting Persons beneficially owned 79,931 shares of Common Stock, which represented 7.9% of the outstanding shares of Common Stock as of December 31, 2013.  As of December 31, 2014, the Reporting Persons beneficially owned 77,818 shares of Common Stock, which represented 7.8% of the outstanding share of Common Stock as of December 31, 2014.  The Reporting Persons' beneficial ownership of Common Stock is unchanged as of December 31, 2016.

Item 1(a).	Name of Issuer:

The name of the issuer is School Specialty, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

      The Company's principal executive office is located at W6316 Design Drive, Greenville, Wisconsin 54942.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of Lockheed Martin Investment Management Company ("LMIMCo") and Lockheed Martin Corporation Master Retirement Trust ("MRT" and together with LMIMCo, the "Reporting Persons").  MRT is the owner of the shares of Common Stock set forth on the cover pages hereto.  Highmark Limited ("Highmark"), a wholly-owned subsidiary of MRT, owned 2,113 shares of Common Stock as of December 31, 2013, with respect to its segregated account Highmark Fixed Income 3.  As of December 31, 2014, Highmark owned no shares of Common Stock.

LMIMCo is the named fiduciary of MRT and may be deemed to beneficially own securities held by MRT and Highmark.

The Reporting Persons have entered into a Joint Filing Agreement, dated July 11, 2017, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act").

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of LMIMCo and MRT is c/o Lockheed Martin Investment Management Company, 6901 Rockledge Drive, 9th Floor, Bethesda, MD 20817.

Item 2(c).	Citizenship:

LMIMCo is organized under the laws of the State of Delaware.  MRT is organized under the laws of the State of New York.  Highmark is organized under the laws of Bermuda.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

807864103

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☒ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☒ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned: 77,818

(b)	Percent of class: 7.8%[2]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: - 0 -

(ii)	Shared power to vote or to direct the vote: 77,818

(iii)	Sole power to dispose or to direct the disposition of: - 0 -

(iv)	Shared power to dispose or to direct the disposition of: 77,818

2	See the Explanatory Note set forth above regarding beneficial ownership of the Reporting Persons as of December 31, 2013.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for  the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2017

Lockheed Martin Investment Management Company

By:	/s/ Robert C. Varnell
Name: Robert C. Varnell
Title: Vice President & General Counsel

Lockheed Martin Corporation Master Retirement Trust

By: Lockheed Martin Investment Mangement Company
Its: Named Fiduciary

By:	/s/ Robert C. Varnell
Name: Robert C. Varnell
Title: Vice President & General Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated July 12, 2017.

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)       Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  July 12, 2017

Lockheed Martin Investment Management Company

By:	/s/ Robert C. Varnell
Name: Robert C. Varnell
Title: Vice President & General Counsel
Lockheed Martin Corporation Master Retirement Trust

By: Lockheed Martin Investment Mangement Company
Its: Named Fiduciary

By:	/s/ Robert C. Varnell
Name: Robert C. Varnell
Title: Vice President & General Counsel